Exhibit 99.1

Daqo New Energy Announces Updates to Second Quarter 2018 Sales Guidance and Reiterates

Full Year 2018 Guidance

CHONGQING, China, July 13, 2018 /PRNewswire/ -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy" or the "Company"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced updates to its previous polysilicon and wafer sales guidance for the second quarter of 2018 and reiterates its full year 2018 polysilicon production guidance.

The Company estimates that its polysilicon sales to external customers during the second quarter of 2018 will be approximately 3,800 MT to 3,900 MT, as compared to the previous guidance of approximately 5,300 MT to 5,500 MT. The Company sold approximately 2,600 MT of polysilicon during the first two weeks of July and reduced inventory to low levels.

The Company produced 5,659 MT of polysilicon during the second quarter of 2018, within the range of its previously announced guidance of 5,600 MT to 5,800 MT. The Company reiterates its full year 2018 polysilicon production guidance of 22,000 to 23,000 MT, which takes into account the impact of annual facility maintenance.

The Company also estimates that its wafer sales volume during the second quarter of 2018 amounted to approximately 9.5 million to 10.0 million pieces, as compared to the previous guidance of approximately 15.0 million to 20.0 million pieces.

The above updates are mainly attributable to the new solar PV policies issued by the Chinese government on May 31, 2018, which are expected to reduce solar installation quotas and feed-in tariffs in China during the second half of 2018. The policies created significant uncertainty in the domestic solar market and negatively impacted downstream demand. As a result, the Company's customers adjusted production plans and utilization levels, and due to the volatility of polysilicon average selling prices, a significant number of customer orders were not confirmed until the beginning of July.

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, "We remain confident in the long-term sustainable growth of polysilicon industry despite the new policies' impact on shipments in the short-term. The new policies created significant uncertainty in the market and disrupted our downstream customer's production plans. At the same time, polysilicon average selling prices saw increased volatility in June but have since stabilized over the past two weeks."

"Leveraging our strong cash position, we maintained our production schedule believing that polysilicon ASPs would eventually stabilize and delayed shipments until demand returned in early July. During the first two weeks of July, polysilicon prices stabilized and our shipments returned to normal levels. We are currently running at full production capacity with low levels of inventory, which allows us to reiterate our full year production guidance. The sudden change in policy hasn't impacted our long-term strategic plan to strengthen our leadership position in the industry by further increasing our capacity, improving our cost structure and polysilicon purity."

ABOUT DAQO NEW ENERGY CORP.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon and solar wafers. Daqo primarily sells its products to solar cell and solar module manufacturers across the globe and is also a leading supplier of ultra-high-quality polysilicon for the production of high-efficiency mono-crystalline solar products.  Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang Province currently has annual polysilicon production capacity of 18,000 metric tons, and the Company is undergoing capacity expansion to reach annual polysilicon production capacity of 30,000 metric tons by the end of 2018. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

SOURCE: Daqo New Energy Corp.

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information about Daqo New Energy, please visit http://daqo.gotoip1.com/